Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER 2016 FINANCIAL RESULTS, QUARTERLY DISTRIBUTIONS ON COMMON AND CLASS B UNITS AND NEW COMMON UNIT DISTRIBUTION GUIDANCE OF $0.30 PER YEAR

ATHENS, GREECE — (Marketwired) – 4/26/16 — Capital Product Partners L.P. (the “Partnership” or “CPLP”) (NASDAQ: CPLP), an international diversified shipping partnership, today released its financial results for the first quarter ended March 31, 2016 and announced distributions on the Partnership’s common and Class B units.

Management Commentary

“The board of directors (the “Board”) today announced the creation of a capital reserve, a related reduction in available cash distributable on common units and the resetting of the common unit distribution level to a new sustainable path. Accordingly, our Board has fixed our common unit distribution for the first quarter of 2016 at $0.075 per common unit and issued a new annual distribution guidance of $0.30 per common unit, with the expectation to maintain that annual distribution level through 2018.

“Over the last few quarters, the Partnership has experienced a significant deterioration in the trading price of its common units and, as a result, a sharp increase in its cost of capital. This deterioration has occurred against the backdrop of a severe equity and debt market pricing dislocation for a number of publicly traded master limited partnerships. In practice, this means that our ability to access capital markets is currently severely restricted. In addition, following a prolonged downturn in the container and dry cargo shipping markets, Hyundai Merchant Marine Ltd (“HMM”), one of our largest charterers in terms of revenues, has engaged in a restructuring process, which, even if completed successfully, could potentially result in a substantial loss of revenues for the Partnership.

“In the context of high capital costs and a potential decrease in revenues, one of our credit facilities has started amortizing in the first quarter of 2016, while our three other credit facilities will start amortizing in the fourth quarter of 2017. As a result, we are due to repay approximately $175.7 million of debt during the period between the first quarter of 2016 and the end of 2018.

“In the past, we successfully managed to extend the non-amortizing periods and maturities of our credit facilities, which is not practicable today in a cost effective manner. In light of these circumstances, the Board of the Partnership has decided to reserve approximately $14.6 million on a quarterly basis to fully provide for the debt repayments coming due in the next three years, up until the end of 2018.

“We expect that these actions and our new annual distribution level will allow us to maintain a strong balance sheet. We also expect the new distribution level to be sustainable, even if the attempted restructuring of HMM is unsuccessful and we are forced to re-deploy the five vessels under charter with HMM in the currently weak container market.

“Based on our contracted cash flow in the coming years, we expect the new distribution level to provide a healthy common unit distribution coverage ratio after giving effect to the new reserves, even allowing for the adverse events mentioned above.

“We intend to revisit our annual distribution guidance from time to time, including if the Partnership’s access to the capital markets improves, if we are successful in refinancing our debt obligations in the coming years under favorable terms or if we are able to pursue accretive transactions by expanding our asset base and increasing the long term distributable cash flow of the Partnership.”

First Quarter 2016 Financial Results

The Partnership’s net income for the quarter ended March 31, 2016 was $12.1 million. After taking into account the preferred interest in net income attributable to the unit holders of the 12,983,333 Class B Convertible Preferred Units outstanding as of March 31, 2016 (the “Class B Units” and the “Class B Unitholders”), and the general partner’s interest in the Partnership’s net income, the result for the quarter ended March 31, 2016 was $0.08 net income per common unit, compared to $0.10 net income per common unit during the previous quarter ended December 31, 2015 and $0.09 net income per common unit during the first quarter of 2015.

Operating surplus, prior to Class B Units distributions for the quarter ended March 31, 2016, was $32.8 million, which is $2.4 million lower than the $35.2 million in the fourth quarter of 2015 and $2.9 million higher than the $29.9 million in the first quarter of 2015. The Board has decided to put aside $14.6 million in capital reserves for the quarter, a level that we expect to maintain for the foreseeable future. The operating surplus adjusted for the capital reserves and the payment of distributions to the Class B Unitholders before other cash reserves was $15.4 million for the quarter ended March 31, 2016. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please refer to “Appendix A” at the end of the press release for a reconciliation of this non-GAAP measure with net income.

Total revenues for the first quarter of 2016 reached $58.0 million compared to $48.9 million during the first quarter of 2015, corresponding to an increase of 19%. The increase is mainly a result of the increased size of the Partnership’s fleet.

Total expenses for the first quarter of 2016 were $40.0 million compared to $33.1 million in the first quarter of 2015. Total vessel operating expenses during the first quarter of 2016 amounted to $19.3 million compared to $15.8 million during the first quarter of 2015, corresponding to an increase of 22%. The increase reflects primarily the increase of our fleet’s size. Total expenses for the first quarter of 2016 also include vessel depreciation and amortization of $17.5 million compared to $14.4 million in the first quarter of 2015 corresponding to an increase of 22%, also as a result of our increased fleet size. General and administrative expenses for the first quarter of 2016 amounted to $1.3 million, compared to $1.8 million in the first quarter of 2015.

Total other expense, net for the first quarter of 2016 amounted to $5.9 million, compared to $3.6 million for the first quarter of 2015. The increase is principally due to the higher interest costs we incurred in the first quarter of 2016 and the gain from exchange differences we recognized during the first quarter of 2015.

As of March 31, 2016, total partners’ capital amounted to $918.0 million corresponding to a decrease of $19.8 million from the total partners’ capital as of December 31, 2015, which amounted to $937.8 million. The decrease primarily reflects distributions declared and paid during the first quarter of 2016, partially offset by net income for the period.

As of March 31, 2016, the Partnership’s total debt increased by $30.8 million to $602.4 million, compared to total debt of $571.6 million as of December 31, 2015. The increase was due to the $35.0 million drawdown under our senior secured credit facility with ING Bank to fund the acquisition of the M/V ‘CMA CGM Magdalena’, which was delivered on February 26, 2016, partially offset by $4.2 million of scheduled loan principal payments during the first quarter of 2016 under the same credit facility.

Fleet Developments

On February 3, 2016, the Partnership announced that it has secured new time charter employments for the M/V ‘Agamemnon’ (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) and the M/V ‘Archimidis’ (108,892 dwt / 8,266 TEU, container carrier built 2006, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea). Both vessels have been chartered to Pacific International Lines (‘PIL’) for 12 months (+/- 30 days). The charter of the M/V ‘Archimidis’ commenced on April 17, 2016 and that of M/V ‘Agamemnon’ is expected to commence in early May 2016. The charterer has the option to extend both charters for an additional 12 months (+/- 60 days) at an increased rate.

On February 26, 2016, the Partnership took delivery of the M/V ‘CMA CGM Magdalena’ (115,639 dwt / 9,288 TEU, Eco-Flex, Wide Beam Containership built 2016, Daewoo-Mangalia Heavy Industries S.A.), the last of five vessels that we had agreed to acquire from our sponsor, Capital Maritime & Trading Corp. (‘Capital Maritime’). The M/V ‘CMA CGM Magdalena’ commenced its time charter to CMA-CGM S.A. for five years (-30/+90 days) at a gross daily rate of $39,250.

Following the delivery of the M/V ‘CMA CGM Magdalena’, the Partnership’s charter coverage for 2016 and 2017 stands at 92% and 73%, respectively.

Market Commentary

Product & Crude Tanker Markets

The product tanker market experienced weaker spot charter rates in the first quarter of 2016 compared to the previous quarter. The relatively warm weather for this time of the year, along with high product inventories has had a negative impact on product tanker demand in the first three months of 2016. In addition, the spring refinery maintenance peak has shifted to February-March from the more usual April-May period, which resulted in lower chartering volumes and exerted downward pressure on product tanker spot earnings. As a result, the transatlantic trade saw weaker spot rates towards the end of the quarter, while rates from the U.S. Gulf for ships sailing to Latin America remained at relatively strong levels on the back of firm demand and higher exports from the region continued into the first quarter of 2016.

In the time charter market, Medium Range (“MR”) rates remained close to the historical average, but were on average weaker, when compared to the previous quarter, as a result of the softer spot rate environment.

On the supply side, there was minimal activity in terms of new orders for product tankers. Analysts expect that net fleet growth for product tankers for 2016 will be in the region of 5.1%, while overall demand for product tankers for the year is estimated to grow at 3.7%, as the refinery capacity expansion, predominantly in the Eastern hemisphere- continues to generate increased ton mile demand.

The Suezmax crude tanker market remained strong in the first quarter of 2016. However, rates retreated from the seasonably high rates experienced during the previous quarter. The market was driven lower by softer demand resulting from refinery maintenance and relatively warmer weather conditions. On the other hand, Chinese demand for crude imports was solid, with imports rising to new record levels, partially offsetting weaker demand in other regions.

Period rates for Suezmaxes decreased compared to the previous quarter primarily due to the lower rates experienced in the spot market.

On the supply side, the Suezmax orderbook represented, at the end of the first quarter of 2016, approximately 23.0% of the current fleet. However, contracting activity decreased year to date with only four new vessel orders being placed. Suezmax tanker demand is projected to continue growing in 2016 on the back of further growth in crude shipments from the Caribbean, West Africa and the Middle East to China and India. Overall, crude Suezmax deadweight demand is projected to expand by 3.0% in 2016, whereas the fleet is forecasted to expand by 4.6%.

Post-panamax Container Market

After experiencing very low charter activity towards the end of the previous year, post-panamax container vessels saw increased fixing activity from the first quarter of 2016 onwards. However, the buildup of idle container vessels from the previous quarter and particularly in the post-panamax segment meant that owners did not manage to profit from the increased activity, as charter rates remained at historically low levels.

Analysts’ expectations for demand growth in 2016 have been revised to 4.1%, while the supply of vessels is expected to increase by 3.9%.

The orderbook compared to the current container fleet stands at 18%, which is the lowest since 2003. At the same time, the container market is experiencing high demolition activity with 105,510 TEU removed from the fleet in the first quarter of 2016 with an average age of 19.7 years. In addition, the ordering of container vessels has almost come to a complete standstill for larger container vessels, while newbuilding slippage is rising.

Quarterly Common and Class B Unit Cash Distribution

On April 26, 2016, the Board of the Partnership declared a cash distribution of $0.075 per common unit for the first quarter of 2016 payable on May 13, 2016 to common unit holders of record on May 6, 2016.

In addition, on April 26, 2016, the Board of the Partnership declared a cash distribution of $0.21375 per Class B Unit for the first quarter of 2016, in line with the Partnership’s Second Amended and Restated Partnership Agreement, as amended. The first quarter of 2016 Class B Unit cash distribution will be paid on May 10, 2016 to Class B Unitholders of record on May 3, 2016.

Conference Call and Webcast

Today, April 26, 2016, the Partnership will host an interactive conference call at 09:00 am Eastern Time to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial In), 0800 953 0329 (UK Toll Free Dial In) or +44 (0)1452 542 301 (Standard International Dial In). Please quote “Capital Product Partners.”

A replay of the conference call will be available until May 3, 2016 by dialing 1 866 247 4222 (U.S. Toll Free Dial In), 0800 953 1533 (UK Toll Free Dial In) or +44 (0)1452 550 000 (Standard International Dial In). Access Code: 69648481#

Slides and Audio Webcast

There will also be a simultaneous live webcast over the Internet, through the Capital Product Partners website, www.capitalpplp.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 35 vessels, including twenty modern MR (Medium Range) product tankers, four Suezmax crude oil tankers, ten post panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Cargill International S.A., CMA-CGM S.A., Cosco Bulk Carrier Co. Ltd., CSSA S.A. (Total S.A.), Flota Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine Co. Ltd., Overseas Shipholding Group Inc., Petróleo Brasileiro S.A. (‘Petrobras’), Pacific International Lines (‘PIL’), Repsol Trading S.A., Shell International Trading & Shipping Company Ltd., Stena Bulk A.B., and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, cash generation, our ability to repay external debt, future earnings, our expectations regarding employment of our vessels, redelivery dates and charter rates, fleet growth, as well as market and charter rate expectations, charterers’ performance, and our expectations or objectives regarding future distribution amounts, our ability to pursue growth opportunities and grow our distributions and annual distribution guidance, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO and CFO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands of United States Dollars, except for number of units and earnings per unit)

	For the three month periods ended March 31,
	2016	2015
Revenues	47,329	30,130
Revenues – related party	10,718	18,755

Total Revenues	58,047	48,885

Expenses:
Voyage expenses	1,852	1,044
Voyage expenses - related party	101	89
Vessel operating expenses	16,719	12,812
Vessel operating expenses - related party	2,616	2,955
General and administrative expenses	1,265	1,837
Vessel depreciation and amortization	17,453	14,374

Operating income	18,041	15,774

Other income / (expense), net:
Interest expense and finance cost	(6,097)	(4,696)
Interest and other income	158	1,073

Total other expense, net	(5,939)	(3,623)

Net income	12,102	12,151

Preferred unit holders’ interest in Partnership’s net income	2,775	2,810
General Partner’s interest in Partnership’s net income	185	185
Common unit holders’ interest in Partnership’s net income	9,142	9,156
Net income per:
• Common unit basic and diluted	0.08	0.09
Weighted-average units outstanding:
• Common units basic and diluted	119,559,456	104,308,293
Comprehensive income:
Partnership’s net income	12,102	12,151

Comprehensive and other comprehensive income:	12,102	12,151

Capital Product Partners L.P.

Unaudited Condensed Consolidated Balance Sheets

(In thousands of United States Dollars, except for number of units and earnings per unit)

	As of March 31, 2016	As of December 31, 2015
Assets
Current assets
Cash and cash equivalents	40,271	90,190
Trade accounts receivable, net	3,401	2,680
Prepayments and other assets	2,766	2,547
Inventories	4,655	4,407

Total current assets	51,093	99,824

Fixed assets
Advances for vessels under construction – related party	—	18,172
Vessels, net	1,387,213	1,315,485

Total fixed assets	1,387,213	1,333,657

Other non-current assets
Above market acquired charters	100,249	100,518
Deferred charges, net	3,461	3,482
Restricted cash	17,500	17,000
Prepayments and other assets	2,058	1,394

Total non-current assets	1,510,481	1,456,051

Total assets	1,561,574	1,555,875

Liabilities and Partners’ Capital
Current liabilities
Current portion of long-term debt, net	15,910	11,922
Trade accounts payable	9,607	8,431
Due to related parties	19,310	22,154
Accrued liabilities	6,452	7,872
Deferred revenue	8,631	10,867

Total current liabilities	59,910	61,246

Long-term liabilities
Long-term debt, net	582,932	555,888
Deferred revenue	696	921

Total long-term liabilities	583,628	556,809

Total liabilities	643,538	618,055

Commitments and contingencies
Partners’ capital	918,036	937,820

Total liabilities and partners’ capital	1,561,574	1,555,875

Capital Product Partners L.P.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands of United States Dollars)

	For the three month periods ended March 31,
	2016	2015
Cash flows from operating activities:
Net income	12,102	12,151
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	17,453	14,374
Amortization of deferred charges	544	155
Amortization of above market acquired charters	3,475	3,794
Equity compensation expense	267	—
Changes in operating assets and liabilities:
Trade accounts receivable	(721)	811
Prepayments and other assets	(883)	(160)
Inventories	(248)	(409)
Trade accounts payable	382	1,820
Due from related parties	—	(432)
Due to related parties	(2,844)	(4,822)
Accrued liabilities	(1,466)	(91)
Deferred revenue	(2,461)	(2,284)

Net cash provided by operating activities	25,600	24,907

Cash flows from investing activities:
Vessel acquisitions and improvements	(73,578)	(30,245)
Increase in restricted cash	(500)	(500)

Net cash used in investing activities	(74,078)	(30,745)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	35,000	16,750
Deferred charges paid	(69)	—
Payments of long-term debt	(4,219)	(1,350)
Dividends paid	(32,153)	(27,733)

Net cash used in financing activities	(1,441)	(12,333)

Net decrease in cash and cash equivalents	(49,919)	(18,171)

Cash and cash equivalents at beginning of period	90,190	164,199

Cash and cash equivalents at end of period	40,271	146,028

Supplemental cash flow information
Cash paid for interest	6,562	4,074
Non-Cash Investing Activities
Capital expenditures included in liabilities	169	—
Deferred charges included in liabilities	2,358	956

Appendix A – Reconciliation of Non-GAAP Financial Measure

(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non-cash items such as depreciation and amortization expense and deferred revenue. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles Operating Surplus to net income for the following periods:

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended March 31, 2016	For the three month period ended March 31, 2015		For the three month period ended December 31, 2015
Net income	$12,102	$12,151		$15,356

Adjustments to reconcile net income to operating surplus prior to class B preferred units distribution
Depreciation and amortization	18,265	14,586		17,376
Deferred revenue	2,404	3,126		2,429

OPERATING SURPLUS PRIOR TO CAPITAL RESERVE AND CLASS B PREFERRED UNITS DISTRIBUTION	32,771	29,863		35,161

Capital reserve	(14,644)	—		—

OPERATING SURPLUS PRIOR TO CLASS B PREFERRED UNITS DISTRIBUTION	18,127	29,863		35,161

Class B preferred units distribution	(2,775)	(2,801)[1]		(2,853)

ADJUSTED OPERATING SURPLUS	15,352	27,062		32,308

Increase/(decrease) in other cash reserves	6,138	1,547		(3,008)

AVAILABLE CASH	$9,214	$28,609	[1]	$29,300

[1]	Includes distributions to the Partnership’s unit holders as of April 30, 2015.